SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2003 and the Period from November 25, 2002 through December 31, 2002	3

Notes to Financial Statements	4-10

Supplemental Schedule for the year ended December 31, 2003
Schedule H, Line 4I – Schedule of Assets Held at End of Year	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and for the period from November 25, 2002 through December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 and for the period from November 25, 2002 through December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 14, 2004

Federal-Mogul Corporation

401(k) Investment Program

Statement of Net Assets Available for Plan Benefits

	December 31
	2003	2002
Assets
Receivables:
Participant loans	$5,437,652	$5,766,420
Participant contributions	549,668	—
Participant loan interest	12,190	—

Total Receivables	5,999,510	5,766,420

Investments in Master Trust (See Note 6)	299,209,737	258,938,867

Total Assets	305,209,247	264,705,287
Liabilities
Forfeited accounts owed to the Company (See Note 1)	232,433	170,559

Net Assets Available for Plan Benefits	$304,976,814	$264,534,728

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31 , 2003	Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest	$9,014,583	$2,344,994
Participant contributions	20,479,047	1,833,144

Total Additions	29,493,630	4,178,138

Deductions
Benefits paid to participants	23,353,692	971,126
Administrative expenses	36,018	—

Portion of Company contribution account forfeited upon withdrawal of members (see Note 1)	65,373	33,959

Total Deductions	23,455,083	1,005,085

Net realized/unrealized appreciation/(depreciation) in fair value of investments in Master Trust (See Note 6)	33,702,995	(5,752,289)
Transfer from other Company investment program	700,544	267,113,964

Net increase	40,442,086	264,534,728
Net assets available for plan benefits at beginning of period	264,534,728	—

Net Assets Available for Plan Benefits at End of Period	$304,976,814	$264,534,728

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Company adopted the Plan on November 25, 2002. The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. All domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

In 2002, the Company appointed Fiduciary Counselors Inc. as the independent fiduciary to manage the Plan’s investment in the Company’s Common Stock (“Common Stock”). In its role as an independent fiduciary, Fiduciary Counselors Inc. has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “U.S. Restructuring”).

Master Trust

The Plan invests participant directed contributions in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, disbursements, benefit payments, and other transactions.

During 2002, the Plan received assets from the Company’s Salaried Employees’ Investment Program (the “Predecessor Plan”). The assets of the Predecessor Plan were administered under the terms of a master trust agreement between the Company and The State Street Bank and Trust through the date of the asset transfer.

Contributions & Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

During 2002 and 2003, Company matching contributions were suspended.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (continued)

Forfeitures

Account balances which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and will be applied as a reduction of discretionary Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

Investment Options

The Plan provides for 24 investment options which includes the following funds:

•	Fidelity Asset Manager Fund

•	Fidelity Asset Manager: Growth Fund

•	Fidelity Asset Manager: Income Fund

•	Stable Value Fund

•	PIMCO Total Return Bond Fund

•	Fidelity Low-Priced Stock Fund

•	Fidelity Dividend Growth Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Diversified International Fund

•	Fidelity U.S. Bond Index Fund

•	PIMCO Foreign Bond Fund

•	Spartan U.S. Equity Index Fund

•	Dreyfus Small Cap Stock Index Fund

•	Columbia Acorn Fund - Class Z

•	T. Rowe Price Mid-Cap Growth Fund

•	The Oakmark Select Fund

•	Dodge & Cox Stock Fund

•	Royce Opportunity Fund

•	AMCAP Fund – Class R4

•	Dreyfus Mid-Cap Index Fund

•	Spartan International Index Fund

•	GMO Emerging Countries Fund

•	Federal-Mogul Common Stock (closed to new investments)

•	Brokerage Account

Employees were not permitted to make additional investments in Federal-Mogul Common Stock during 2003 and 2002.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan (continued)

Participant Loans Receivable

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in all the investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by Fidelity Management Trust Company. The Participant Loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Trust unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 method of presentation.

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Investments in Master Trust

The Plan’s investments were held by the Master Trust administered by the Trustee, Fidelity Trust Management Company at December 31, 2003 and 2002. The Plan held approximately a 57% share in the Master Trust at both December 31, 2003 and 2002.

The fair value of net assets of the Master Trust were as follows:

	December 31, 2003	December 31, 2002
Assets
Receivables:
Participant loans	$15,397,094	$14,895,629
Company contributions	66,087	—
Participant contributions	731,340	—
Participant loan interest	21,971	—

Total Receivables	16,216,492	14,895,629

Investments:
Fidelity Asset Manager Fund	1,341,885	229,250
Fidelity Asset Manager: Growth Fund	998,469	24,328
Fidelity Asset Manager: Income Fund	1,652,794	41,353
Stable Value Fund	187,033,710	186,718,689
PIMCO Total Return Bond Fund	77,273,447	81,305,816
Fidelity Low-Priced Stock Fund	42,984,795	29,455,113
Fidelity Dividend Growth Fund	113,595,714	96,068,926
Fidelity Mid-Cap Stock Fund	40,026,942	30,793,427
Fidelity Diversified International Fund	24,160,137	16,832,133
Fidelity U.S. Bond Index Fund	2,211,874	1,874,661
PIMCO Foreign Bond Fund	415,198	47,187
Spartan U.S. Equity Index Fund	1,629,796	48,144
Dreyfus Small Cap Stock Index Fund	485,436	59,979
Columbia Acorn Fund - Class Z	1,463,747	95,137
T. Rowe Price Mid-Cap Growth Fund	1,532,778	113,601
The Oakmark Select Fund	2,877,617	259,405
Dodge & Cox Stock Fund	3,693,706	214,662
Royce Opportunity Fund	1,904,552	29,989
AMCAP Fund - Class R4	1,114,004	68,112
Dreyfus Mid Cap Index Fund	776,644	167,960
Spartan International Index Fund	165,731	16,207
GMO Emerging Countries Fund	934,372	18,263
Federal-Mogul Common Stock	1,611,080	2,157,673
Brokerage Account	5,023,949	2,916,610

Total investments of the Master Trust	514,908,377	449,556,625

Total assets of the Master Trust	531,124,869	464,452,254

Liabilities
Forfeited accounts owed to the Company	366,672	—

Total net assets of the Master Trust	$530,758,197	$464,452,254

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

During the year ended December 31, 2003 and the period from November 25, 2002 through December 31, 2002, the Master Trust had investment income of $16,761,791 and $4,113,560, respectively, and had net realized and unrealized appreciation/(depreciation) in the fair value of investments of $53,232,162 and $(9,156,975), respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2003	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2003
Fidelity Asset Manager Fund	$18,852	$111,811
Fidelity Asset Manager: Growth Fund	19,594	67,523
Fidelity Asset Manager: Income Fund	20,769	89,195
Stable Value Fund	9,644,402	—
PIMCO Total Return Bond Fund	3,782,764	326,675
Fidelity Low-Priced Stock Fund	557,885	11,579,448
Fidelity Dividend Growth Fund	911,957	20,701,219
Fidelity Mid-Cap Stock Fund	166,111	9,748,083
Fidelity Diversified International Fund	295,291	6,842,418
Fidelity U.S. Bond Index Fund	135,554	(10,447)
PIMCO Foreign Bond Fund	19,309	(10,461)
Spartan U.S. Equity Index Fund	14,714	261,620
Dreyfus Small Cap Stock Index Fund	1,211	63,506
Columbia Acorn Fund - Class Z	1,139	244,270
T. Rowe Price Mid-Cap Growth Fund	—	217,538
The Oakmark Select Fund	8,581	356,646
Dodge & Cox Stock Fund	60,019	590,827
Royce Opportunity Fund	76,381	311,174
AMCAP Fund - Class R4	388	149,642
Dreyfus Mid Cap Index Fund	6,875	109,302
Spartan International Index Fund	2,949	26,459
GMO Emerging Countries Fund	19,356	113,304
Federal-Mogul Common Stock	—	(23,099)
Brokerage Account	—	1,365,509

	15,764,101	53,232,162
Participant loans	997,690	—

	$16,761,791	$53,232,162

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

Period from November 25, 2002 through December 31, 2002	Net Investment Income / (Loss) During Period	Net Realized and Unrealized (Depreciation) in Fair Value During Period
Fidelity Asset Manager Fund	$2,092	$(4,488)
Fidelity Asset Manager: Growth Fund	679	(1,224)
Fidelity Asset Manager: Income Fund	88	(240)
Stable Value Fund	681,796	—
PIMCO Total Return Bond Fund	2,768,140	(1,513,624)
Fidelity Low-Priced Stock Fund	(20)	(640,680)
Fidelity Dividend Growth Fund	386,619	(4,394,352)
Fidelity Mid-Cap Stock Fund	370	(1,049,405)
Fidelity Diversified International Fund	126,606	(77,066)
Fidelity U.S. Bond Index Fund	21,743	(106)
PIMCO Foreign Bond Fund	458	(153)
Spartan U.S. Equity Index Fund	10	(264)
Dreyfus Small Cap Stock Index Fund	6	(866)
Columbia Acorn Fund - Class Z	—	(786)
T. Rowe Price Mid-Cap Growth Fund	—	(1,138)
The Oakmark Select Fund	—	(3,276)
Dodge & Cox Stock Fund	1,724	(2,445)
Royce Opportunity Fund	—	(117)
AMCAP Fund - Class R4	1	(975)
Dreyfus Mid Cap Index Fund	3,097	(4,755)
Spartan International Index Fund	73	(10)
GMO Emerging Countries Fund	—	(410)
Federal-Mogul Common Stock	66	(1,194,641)
Brokerage Account	—	(265,954)

	3,993,548	(9,156,975)
Participant loans	120,012	—

	$4,113,560	$(9,156,975)

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2003 and 2002

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust, held at Fidelity Trust Management Company for the year ended December 31, 2003 and the period from November 25, 2002 through December 31, 2002 are summarized as follows:

	Year Ended December 31, 2003	Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest	$16,761,791	$4,113,560
Participant contributions	33,975,380	3,441,642
Company contributions	4,732,775	591,830

Total Additions	55,469,946	8,147,032

Deductions
Benefits paid to participants	45,941,174	2,156,683
Administrative expenses	107,680	—
Portion of Company contribution account forfeited upon withdrawal of members	714,523	—

Total Deductions	46,763,377	2,156,683

Net realized/unrealized appreciation/(depreciation) in fair value of investments	53,232,162	(9,156,975)
Transfers from other Company investment programs	4,367,212	—
Transfers from predecessor Trustee	—	467,618,880

Net increase	66,305,943	464,452,254

Net assets available for plan benefits at beginning of period	464,452,254	—

Net assets of Master Trust at end of period	$530,758,197	$464,452,254

7.	Subsequent Event

Effective January 1, 2004, the Company reinstated the employer matching contributions to the plan.

Federal-Mogul Corporation

401(k) Investment Program

EIN: 38-0533580 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Current Value
Participant Loans	various terms and interest rates	$5,437,652

		$5,437,652

There were no investment assets reportable as acquired and disposed of during the year.

Signature

Pursuant to the requirement of the Securities Exchange Act of 1934, The Federal-Mogul Corporation 401(k) Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

By:	/S/ DAVID A. BOZYNSKI
David A. Bozynski Retirement Programs Committee, Chairman